Exhibit 8.1

SUBSIDIARIES OF NETEASE.COM, INC.

Subsidiary	Jurisdiction of Organization	Ownership
NetEase Information Technology (Beijing) Co., Ltd.	People’s Republic of China	100%
NetEase Interactive Entertainment Ltd.	British Virgin Islands	100%
Guangzhou Boguan Telecommunication Technology Limited	People’s Republic of China	100%
Guangzhou NetEase Interactive Entertainment Ltd.	People’s Republic of China	100	%(1)

(1)	Indirectly, through our 100% ownership of NetEase Interactive Entertainment Ltd.